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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            SUMMIT CARE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            SUMMIT CARE CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                               ----------------

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   865910103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                WILLIAM C. SCOTT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            SUMMIT CARE CORPORATION
                             2600 W. MAGNOLIA ROAD
                         BURBANK, CALIFORNIA 91505-3031
                                 (818) 841-8750
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                               ----------------

                                   Copies to:
                           BRADFORD P. WEIRICK, ESQ.
                           GIBSON DUNN & CRUTCHER LLP
                             333 SOUTH GRAND AVENUE
                           LOS ANGELES, CA 90071-3197
                                 (213) 229-7000

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                                 INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule
14D-9") relates to an offer by FV-SCC Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Fountain View, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding Shares (as hereinafter defined) of Summit Care Corporation, a California corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Summit Care Corporation. The address of the principal executive office of the Company is 2600 W. Magnolia Road, Burbank, California 91505-3031. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, no par value per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Schedule 14D-9 relates to the tender offer disclosed in the Schedule
14D-1, dated February 13, 1998 (the "Schedule 14D-1"), filed with the
Securities and Exchange Commission (the "Commission") by Parent and Purchaser, relating to an offer by Purchaser to purchase all of the issued and outstanding Shares for an amount equal to $21.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 1998, and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, and are incorporated herein by reference in their entirety. As set forth in the
Schedule 14D-1, the principal executive office of Purchaser and Parent is located at 11900 W. Olympic Boulevard, Suite 680, Los Angeles, CA 90064.

  The Offer is being made pursuant to the Agreement and Plan of Merger among Parent, Purchaser, the Company and Heritage Fund II, L.P., a Delaware limited partnership, dated as of February 6, 1998 (the "Merger Agreement"). Pursuant to the Merger Agreement, as soon as practicable following the completion of the Offer and the satisfaction of the other conditions set forth in the Merger
Agreement, and in accordance with the California General Corporation Law (the
"CGCL") and the Delaware General Corporation Law, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the separate corporate existence of Purchaser shall cease and the Company will continue as the surviving corporation (the "Surviving
Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company or any subsidiary of the Company, Shares owned by Parent, Purchaser or any other subsidiary of Parent, and Shares held by shareholders of the Company who have properly exercised their dissenters' rights under the Merger Agreement and the CGCL) will be converted into and shall become the right to receive a cash payment per Share equal to $21.00, or any higher price that may be paid per Share in the Offer, without interest (the "Merger
Consideration"). A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  The Merger Agreement and the Offer are described in the Offer to Purchase under the captions "Introduction," "Special Factors--Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger," "Special
Factors--The Merger Agreement and Related Agreements," "The Tender Offer--
Terms of the Offer; Expiration Date," "The Tender Offer--Acceptance for
Payment and Payment for Shares" and "The Tender Offer--Certain Information
Concerning Purchaser and Parent," all of which are incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9.

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  (b) The information contained in the Offer to Purchase under the captions
"Introduction," "Special Factors--Background of the Offer and the Merger,"
"Special Factors--Purpose and Effects of the Offer and the Merger; Reasons for the Offer and the Merger," "Special Factors--Interests of Certain Persons in the Offer and the Merger," "Special Factors--The Merger Agreement and Related
Agreements," "The Tender Offer--Terms of the Offer; Expiration Date," "The
Tender Offer--Acceptance for Payment and Payment for Shares," and "The Tender
Offer--Certain Information Concerning Purchaser and Parent," is incorporated herein by reference in its entirety. Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) certain of the Company's executive officers, directors or affiliates or (ii) Parent and Purchaser and their respective executive officers, directors or affiliates, is incorporated herein by reference as a result of the previous sentence.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors. On February 6, 1998, the Board of Directors of the Company, acting on the unanimous recommendation of the Special Committee, by the unanimous vote of all directors present (William C.
Scott was not present and took no part in the deliberations or voting of the Board) (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the shareholders of the Company and represent the highest value reasonably obtainable for such shareholders and
(ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board of Directors recommends to the Company's shareholders that they accept the Offer and tender their Shares pursuant to the Offer.

  A letter to the Company's shareholders communicating the recommendation of the Board of Directors of the Company and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(5) and
(a)(3) hereto, respectively, and are incorporated herein by reference in their entirety.

  (b) Reasons for the Board of Directors' Recommendation. The reasons behind the recommendation set forth in paragraph (a) of this Item 4 are described in Offer to Purchase under the captions "Introduction," "Special Factors--
Background of the Offer and the Merger," "Special Factors--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger" and "Special Factors--Opinion of Financial Advisor to the Company," which are incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information relating to the engagement of Donaldson, Lufkin & Jenrette
("DLJ"), the Company's financial advisor, contained in the Offer to Purchase under the caption "Special Factors--Opinion of Financial

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Advisor to the Company" is incorporated herein by reference. Neither the
Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the shareholders of the Company on the Company's behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company presently intends to tender to Purchaser, pursuant to the Offer, all Shares of which he is the record or beneficial owner.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth in Items 3 and 4 of this Schedule 14D-9 and in the portions of the Offer to Purchase incorporated therein by reference, to the knowledge of the Company, no negotiation is being undertaken or is under way in response to the Offer which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (3) a tender offer for or other acquisition of securities by or of the Company; or
(4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth in Items 3 and 4 of this Schedule 14D-9 and in the portions of the Offer to Purchase incorporated therein by reference, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

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 (a)(1) Offer to Purchase, dated February 13, 1998.*+
 (a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to
         Purchaser's Tender Offer Statement on Schedule 14D-1, dated February
         13, 1998).*
 (a)(3) Press release issued by the Company on February 9, 1998 (incorporated by reference to Exhibit (a)(8) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated February 13, 1998).
 (a)(4) Opinion of Donaldson, Lufkin & Jenrette, dated February 6, 1998
         (incorporated by reference to Annex A of the Offer to Purchase dated
         February 13, 1998).
 (a)(5) Letter to Shareholders, dated February 13, 1998, from the Special
         Committee of the Company's Board of Directors.*+
 (c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, among
         Parent, Purchaser, the Company and Heritage Fund II, L.P.
         (incorporated by reference to Exhibit (c)(1) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated February 13, 1998).

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 * Included with Schedule 14D-9 mailed to shareholders.

 + Filed herewith.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          SUMMIT CARE CORPORATION

                                                 /s/ Derwin L. Williams
                                          By: _________________________________
                                              Senior Vice President--Finance,
                                                Chief Financial Officer and
                                                         Treasurer

Dated: February 13, 1998

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                                 EXHIBIT INDEX

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
 (a)(1) Offer to Purchase, dated February 13, 1998.
 (a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated February 13, 1998).
 (a)(3) Press release issued by the Company on February 9, 1998 (incorporated by reference to Exhibit (a)(8) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated February 13, 1998).
 (a)(4) Opinion of Donaldson, Lufkin & Jenrette, dated February 6, 1998 (incorporated by reference to Annex A of the Offer to Purchase dated February 13, 1998).
 (a)(5) Letter to Shareholders, dated February 13, 1998, from the Special Committee of the Company's Board of Directors.
 (c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, among Parent, Purchaser, the Company and Heritage Fund II, L.P. (incorporated by reference to Exhibit (c)(1) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated February 13, 1998).
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